China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguan Town
Xinghe County
Inner Mongolia, China 013650

September 16, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Brian Cascio, Accounting Branch Chief

Re:	China Carbon Graphite Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 16, 2013 Form 10-Q for the Fiscal Quarter Ended June 30, 2013 Filed August 14, 2013 File No. 333-114564

 Dear Mr. Cascio:

We are writing in response to the comments raised by the Staff of the Commission (the “Staff”) in a letter dated August 22, 2013 with respect to the Form 10-K dated April 16, 2013 and the Form 10-Q dated August 14, 2013, filed by China Carbon Graphite Group, Inc. (the “Company”). For the Staff’s convenience, we have restated the Staff’s comments below.  The Company’s responses are set forth below each comment, respectively.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Consolidated Balance Sheets, page F-4

1.
We see that the carrying amount of inventory as of December 31, 2012 significantly exceeds the cost of goods sold for the year then ended. Further, while we note that you recognized inventory impairment totaling $5.3 million in the quarter ended June 30, 2013, the carrying amount of inventory is nearly $43 million at June 30, 2013, significantly exceeding your sales of $5.8 million for the first six months of 2013. We also see that sales declined by 37% in 2012 and declined by 74% in the first six months of 2013. Please help us understand your conclusion that there was no inventory impairment at December 31, 2012 and why you believe the carrying is recoverable at June 30, 2013. In that regard, please describe to us:

•
The expected time frame to sell the inventory presented in the balance sheet at December 31, 2012 and at June 30, 2013. The response should describe the reasonable basis for management’s conclusion. In that regard, balance sheet classification as a current asset suggests that you expect to consume reported inventories within twelve months from the balance sheet date.

•
The specific methodology you employed to assess inventory for impairment at December 31, 2012 and at June 30, 2013, including a description of the key assumptions and management’s basis for those assumptions. Please be specific in describing the key assumptions underlying your impairment evaluation.

•	How you determined the impairment charge recognized in the quarter ending June 30, 2013 and management’s basis for the assumptions on which that determination was based.

Your response should fully explain management’s basis for concluding that the recorded amount of inventory is recoverable.

Response:

For the Staff’s information, inventory is stated at the lower of cost or market. The Company as of December 31, 2012 and as of June 30, 2013 used the following methodology to assess inventory for impairment: 1) management compared the cost with the then-current market prices; 2) management reviewed historical sales activity to determine excess, slow moving items and potentially obsolete items and 3) management evaluated the impact of any anticipated changes in future demand for the Company’s products.

As of December 31, 2012, the Company did not reserve any impairment because the then-current market prices for the high purity graphite and fine grain graphite inventory were higher than the cost. As of December 31, 2012, the selling price of high purity graphite was RMB 19,210 per ton, and the cost of goods sold was RMB 14,018 per ton; the selling price of fine grain graphite was RMB 20,265 per ton and the cost of goods sold was RMB 13,990 per ton. The revenue generated from high purity graphite and fine grain graphite was more than 80% of total revenue in 2012. Furthermore, at the time, the Company believed that the inventory could be sold in the coming twelve months based on historic sales information and based on forecast for customer demand. As of December 31, 2012, the inventory was $48,417,875 and the sales were $31,482,852 and $49,846,744 for the years ended December 31, 2012 and 2011, respectively. At the reporting date, the Company still estimated that the inventory would be sold within the year ended December 31, 2013 because the Company believed the anticipated slow-down of sales after December 31, 2012 would be temporary.

As of June 30, 2013, the Company recognized impairment because the market prices of certain raw materias and work in process were lower than the cost. The Company calculated the difference and booked the difference as impairment. The Company did not recognize impairment for slow moving or potentially obsolete and excess items. Although sales had slowed significantly, the Company estimated that sales will recover either in the second half of the year ending December 31, 2013 or the first half 2014. Consequently, the Company estimated that the inventory as of June 30, 2013 could be sold within 12 months. This estimate was based on the forecast of the market, the competitive landscape and the Company’s customer base.  Specifically, the Company believes that the market will recover in the end of 2013 or no later than the first half of 2014, that some competitors will be out of business either because of their losing customers or because they lack cash to support their business through this period, and that the Company’s customers’ orders will catch up by then.

2.
Please describe to us all significant terms and provisions of the Notes payable totaling $40.6 million at December 31, 2012. Tell us where the notes to your audited financial statements make disclosure about the nature and terms of this significant liability.

Response:

For the Staff’s information, as of December 31, 2012, the significant terms and provisions of the notes payable were as follows:

December 31,
2012

Notes payable from China Everbright bank co., ltd, dated November 30, 2012, due May 30, 2013, and restricted cash required 50% of loan amount	$9,630,000

Notes payable from China Construction bank, dated November 23, 2012, due May 23, 2013, and restricted cash required 60% of loan amount	6,741,000

Notes payable from China Everbright bank co., ltd, dated July 30, 2012, due January 30, 2013, and restricted cash required 50% of loan amount	6,420,000

Notes payable from China Everbright bank co., ltd, dated July 26, 2012, due January 26, 2013, and restricted cash required 50% of loan amount	6,420,000

Notes payable from Huaxia bank, dated November 27, 2012, due May 27, 2013, and restricted cash required 60% of loan amount	6,420,000

Notes payable from China Construction bank, dated August 21, 2012, due February 20, 2013, and restricted cash required 60% of loan amount	4,815,000

Notes payable from China Construction bank, dated November 23, 2012, due May 23, 2013, without restricted cash	160,500

$40,606,500

Note 3. Summary of Significant Accounting Policies

Restricted Cash, page F-11

3.
We see your negative operating cash flows and increasing debt. Tell us why it is appropriate to disclose that you expect restricted cash will be released to you as bank notes mature. Explain the reasonable basis for concluding that the securing restricted cash will not be used in partial repayment of the related liabilities or otherwise be retained by the bank as security for your increasing debt.

Response:

For the Staff’s information, restricted cash was deposited with banks to secure notes payable. Once notes payable mature, the restrictions will be released and the Company could use the cash either to repay liabilities or or as security to banks to secure new debt.

Land Use Rights, F-13

4.
Tell us how the $14 million disclosed as the “value” of the public use land was determined and its classification in the ASC 820 fair value hierarchy. As you are not the owner of the land, tell us the business purpose of disclosing its fair value.

Response:

For the Staff’s information, we used level 1, the most observable market input, to arrive at fair market value. In particular, we used the market price of the land use right in the open market to determine the fair market value of the public use land. The land use right consists of approximately 389,353 square meters. The market price for land use rights of each square meter used for industrial purposes in the region is approximately $41.

Even though we are not the business owner of the land, we have obtained its land use right certificate and we have used it as our collateral for one bank loan.

Contingent Liabilities and Contingent Assets, page F-16

5.
Tell us whether you have any contingent assets recorded on the basis of the economic benefit being virtually certain, as stated in your policy disclosed on page F-16. Please note that under ASC 450-30, gain contingencies are not typically recorded until realized

Response:

For the Staff’s information, we do not have any contingent assets recorded on the basis of the economic benefit being virtually certain.

Note 6. Accounts Receivable, net, page F-21

6.
Tell us whether you have fully collected net receivables outstanding as of December 31, 2012. If not, please describe to us any significant balances not collected as of the date of your response and management’s basis for concluding that the uncollected balances are recoverable.

Response:

Other than approximately $1.8 million from two customers, all other accounts receivables as of December 31, 2012 have been collected as of the date hereof. From historic experience, these two clients could be collected by the end of December 31, 2013, which will be within one year from the purchase date. So we believe it is reasonably collectable.

Note 8. Inventories, page F-21

7.
We note that $40 million, or 83%, of inventory is classified as work in process. Please explain to us how you determine the allocation between raw materials, work in process and finished goods and explain why 83% of your inventory is disclosed as work in process.

Response:

For the Staff’s information, raw material is material that has not been used for manufacturing purpose. Work in process includes raw material, labor and overhead used during the manufacturing processes. Finished goods include raw material, labor and overhead used for products manufactured.  83% of inventory is classified as work in process because our products generally have a six-month production cycle. For the last three years, we kept a high percentage of work in process and a low percentage of raw material in hand and finished goods because we were able to sell finished goods in time.

Note 9. Property and Equipment, net, page F-21

8.
You disclose that construction in process is in-part land improvements to the property adjacent to your plant. Tell us whether these expenditures are for improvements to the land you are required to maintain for public use. If so, please explain to us the specific basis in the FASB Codification for concluding that these expenditures are appropriately reported as an asset on your balance sheet.

Response:

For the Staff’s information, these expenditures are not for improvements to the land we are required to maintain for public use.

9.
As a related matter, please also explain to us the reasons for the significant changes in the carrying amount of construction in progress for land improvements between December 31, 2012, March 31, 2013 and June 30, 2013 and describe the accounting applied.

Response:

For the Staff’s information, the significant changes in the carrying amount of construction in progress are caused by starting of new projects and completion of old projects. Construction in progress represents the costs incurred.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements

Consolidated Balance Sheets, page 1

10.
Please describe to us the terms and provisions of the notes receivable initially recorded in the quarter ended March 31, 2013. Also, describe to us the nature, origin and business purpose of the arrangements. Further, tell us why the cash flows from these notes are classified as operating activities rather than investing activities for cash flow statement purposes and support your view with reference to ASC 230.

Response:

For the Staff’s information, notes receivable represent bank acceptance bills received for sales of goods and products. They are received for operating purpose just like accounts receivable so that they are included in the operating activities in cash flow.

11.
We see that the item “Loan from unrelated parties” decreased from $11.4 million to $.3 million between March 31, 2013 and June 30, 2013. However, the related cash flow statement item “Repayment of loan from unrelated parties” is only $77 thousand for the six months ending June 30, 2013. Please describe to us the nature of the transactions leading to the decrease in the liability between March 2013 and June 2013. Also, describe any changes in classification of the balance sheet amounts and presentation of cash flows for this loan between the March 2013 and June 2013 Forms 10-Q.

Response:

We will revise the cash flow for the six months ended June 30, 2013 and will revise Repayment of loan from unrelated parties to $(11,131,402) and Proceeds from loans from unrelated parties to $11,053,981.

Consolidated Statements of Operations and Comprehensive Income, page 2

12.	In future filings please disclose the inventory impairment charge recognized in the quarter ended June 30, 2013 as a component of cost of goods sold. Refer to FASB ASC 420-10-S99-3.

Response:

For the Staff’s information, we will disclose the inventory impairment charge recognized in the quarter ended June 30, 2013 as a component of cost of goods sold.

Consolidated Statements of Cash Flows, page 3

13.
We see that borrowings and repayments of notes payable each totaled $18 million during the six months ended June 30, 2013. Please reconcile for us the borrowings and repayments of notes payable with the change in the related liability from December 31, 2012 as presented on your balance sheets, which appears to have increased by more than $10 million between December 2012 and June 2013.

Response:

We will revise the cash flow for the six months ended June 30, 2013 and will revise Repayment of notes payable to $(40,886,246) and Proceeds notes payable to $50,582,589.

Note 9. Property and Equipment, net, page 24

14.
In light of the deterioration of your operating results and cash flows, tell us why construction in progress for the production facility is recoverable. Tell us in detail how you have considered and applied the guidance from ASC 360-10 in assessing the recoverability of the carrying amount at June 30, 2013. If you did not perform an impairment evaluation as of June 30, 2013, tell us why you believe an evaluation was not required under FASB ASC 360-10-35-21.

Response:

The Company has experienced a current operating loss and negative cash flow in 2013. However, the Company believes that the market will recover in the year ended December 31, 2013 or no later than the first half 2014. The Company will be able to gain more market share because of its competitors will not be able to survive during the market competition. The Company historically had shown that the business can become profitable again after experiencing negative cash flow and net loss. The Company predicts a positive discounted cash flow and predicts operating income in the year 2014.

Note 14. Short-term Bank Loans, page 31

15.
We see that as of June 30, 2013 your total debt increased significantly over that reported as of December 31, 2012 and as of June 30, 2012, while interest expense declined. Please show us how interest expense decreased during the first six months of 2013.

Response:

The reason for the decrease is the we capitalized part of the interest expenses for the six months ended June 30, 2013. However, we did not capitalize any interest expenses for the year ended December 31, 2012 since no loans were used for construction in progress purposes during the period.

16.	As a related matter, with respect to interest capitalized, tell us the capitalization rate used during the first six months of fiscal 2013 and explain to us how the amount capitalized was determined.

The capitalization rate used was 8.610% for the six months ended June 30, 2013. The Company identified that approximately $11.4 million (RMB 70,000,000) of a long-term loan was used for construction in progress purposes during the six months ended June 30, 2013. The $11.4 million loan has an interest rate of 8.610%. The Company calculated the interest rate that needs to be capitalized by using $11.4 million to times 8.610%.

*           *           *

The Company hereby acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Donghai Yu
Donghai Yu